metabolic

RECEIVED

2009 APR 21 A 8:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 March, 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

09045921

Dear Sir/Madam,

SUPPL

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/ Lodgment	To:	Title	No of Pages
31 March 2009	ASX	Final Directors Interest Notice	2
31 March 2009	ASX	Changes to Metabolic Board	1
31 March 2009	ASX	Change in Substantial Shareholder Form 605	1

Can you also please advise whether there is an electronic method for lodgment of these notices? Your advice appreciated.

Yours faithfully,
Metabolic Pharmaceuticals Limited

Steven Kropf
Chief Financial Officer
Metabolic Pharmaceuticals Ltd
Unit 2, 320 Lorimer Street
Port Melbourne, Vic. 3207
Stevenk@metabolic.com.au

dlw 4/21

metabolic

RECEIVED
2009 APR 21 A 8:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX Announcement

ASX code: MBP

Changes to Metabolic Board

Melbourne, 31 March, 2009. Metabolic Pharmaceuticals Limited ("Metabolic") today announced that Franklyn Brazil has resigned from the Board of Metabolic effective immediately. Mr Brazil has advised Metabolic that he has sold his shareholding (15.09%) in the company.

Metabolic has confirmed that these shares were purchased by interests associated with Dr Tony Moore, Adelaide Plastic Surgeons Association (APSA). Metabolic's 60% subsidiary PolyNovo Biomaterials Pty Ltd has a joint venture interest associated with Dr Tony Moore.

CONTACT:
For further information, contact
Iain Kirkwood - 0408 473 496

Inherent Risks of Investment in Biotechnology Companies
There are many inherent risks associated with the development of products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of products prior to commercialisation and a significant proportion fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights. Thus investment in companies such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement
Certain statements in this announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Such statements are subject to certain risks and uncertainties inherent in the process of developing products that can be proven to be safe and effective. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this announcement.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**FRANKLYN BRAZIL**
Date of last notice	**21 May 2008**
Date that director ceased to be director	**31 March 2009**

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Name of Holder: Brazil Farming Pty Ltd **Nature of Interest:** Director	**45,492,701 fully paid ordinary shares** (ASX Code MBP)

Part 3 – Director's interests in contracts

Detail of contract	**NIL**
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme METABOLIC PHARMACEUTICALS LIMITED

ACN/ARSN 083 866 862.

1. Details of substantial holder(1)

Name BRAZIL FARMING PTY LTD

ACN/ARSN (if applicable) 29009903771.

The holder ceased to be a substantial holder on 30/3/2009

The previous notice was given to the company on 9/5/2008

The previous notice was dated 9/5/2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
30/3/2009	BRAZIL FARMING	OFF MARKET SALE	$1,819,708.04	45492701	45492701

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BRAZIL FARMING PTY LTD	77 ANCHORFIELD RD BROOKSTEAD 4364

Signature

print name FRANKLYN BRAZIL capacity DIRECTOR

sign here FRBrazil date 30/3/2009